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                                                                                   OMB APPROVAL
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION                       OMB Number: 3235-0058
                             Washington, D.C. 20549                             Expires: March 31, 2006
                                                                                Estimated average burden
                                   FORM 12b-25                                  hours per response...2.50
                           NOTIFICATION OF LATE FILING
                                                                                SEC FILE NUMBER
(Check One) [ ] Form 10-K     [ ] Form 20-F   [ ] Form 11-K   [x] Form 10-Q     1-16017
            [ ]Form N-SAR     [ ] Form N-CSR
                                                                                CUSIP NUMBER
                   For Period Ended:  March 31, 2004                            G67743
                                      --------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended: ____________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable.

PART I - REGISTRANT INFORMATION

Orient-Express Hotels Ltd.
--------------------------
Full Name of Registrant

         --
---------------------
Former Name if Applicable

22 Victoria Street
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Hamilton HM 12, Bermuda
-----------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                  Persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently
SEC 1344 (07-03)  valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On Friday, May 7, 2004, the Registrant received a letter from the Commission staff dated May 6, 2004, making certain accounting comments on the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003. All but one of the comments are "future filings" comments. The Registrant's first future filing will be its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004. The filing deadline for this Form 10-Q was Monday, May 10, 2004. The Registrant requires one more day past this deadline to complete the Form 10-Q in a manner properly responsive to the staff comments, and plans to file the Form 10-Q today.

          On May 4, 2004, the Registrant issued a news release announcing its earnings for the quarterly period ended March 31, 2004, which has been furnished to the Commission in a Form 8-K Current Report of the Registrant with a front cover dated May 4, 2004. None of the Commission staff's accounting comments is expected to affect the consolidated net earnings and financial position of the Registrant as previously announced in that news release.

          As a foreign private issuer, the Registrant is eligible to file its interim reports on SEC Form 6-K in lieu of Forms 10-Q and 8-K. However, the Registrant elects to file its annual and interim reports with the SEC on the forms for U.S. domestic issuers (i.e., Forms 10-K, 10-Q and 8-K).]


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Edwin S. Hetherington
     ---------------------
    (Name)

    011-44-207-805-5200
    ------------------------------
    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [ ] Yes [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                           Orient-Express Hotels Ltd.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 11, 2004                         By: /s/ Edwin S. Hetherington
                                                -------------------------
                                                    Edwin S. Hetherington
                                                    Secretary


INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).




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